AGREEMENT OF SALE

This AGREEMENT OF SALE is made and entered into this 27th day of July, 2012 by and between Northville Crossing Venture L.L.C., a Michigan limited liability company (the “Seller”) having its principal office at 41000 W. Seven Mile Road, Suite 110, Northville, Michigan 48167, and Sun Northville Crossing LLC, a Michigan limited liability company (the “Purchaser”), having its principal office at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

R E C I T A L S:

A.Seller is the owner of certain real property (the “Land”) located in Salem Township, Washtenaw County, Michigan, containing 756 fully developed mobile home sites on approximately 170 acres of land, commonly known as Northville Crossing Manufactured Home Community, as more fully described in Exhibit A hereto, together with the buildings, structures, improvements and mobile home sites on, above or below the Land, and all fixtures attached to, a part of or used in connection with the improvements, structures, buildings and mobile home sites, and the parking, facilities, walkways, ramps and other appurtenances relating to the Land (collectively the “Improvements”).

B.Seller is the owner of all machinery, equipment, goods, vehicles and other personal property (collectively the "Personal Property") listed in Exhibit B attached hereto and made a part hereof, which is located at and useable in connection with the ownership or operation of the Land and Improvements. The Personal Property does not include manufactured homes owned by tenants of the Project (as defined below) nor manufactured homes owned by Seller or Seller's affiliate (which are being conveyed to Purchaser pursuant to that certain Asset Purchase Agreement in the form attached hereto as Exhibit E).

C.The Land, the Improvements, Tenant Leases (as defined in Section 6.1) and the Personal Property, together with all of Seller's right, title and interest in and to all licenses, permits and franchises issued with respect to the development, use, occupancy, maintenance or operation of the Land and Improvements, all right, title and interest, if any, of Seller in and to any land lying in the bed of any street, road or avenue, open or proposed, in front of or adjoining the Land to the center line thereof, all easements appurtenant to the Land, including, but not limited to, privileges or rights of way over adjoining premises inuring to the benefit of the Land, or the fee owner thereof, and all rights of use, air, mineral and subsurface rights, servitudes, licenses, tenements, hereditaments and appurtenances now or hereafter belonging to the foregoing are hereinafter sometimes collectively referred to as the "Project".

D.Seller desires to sell the Project to Purchaser, and Purchaser desires to purchase the Project from Seller, all upon the terms and subject to the conditions hereinafter set forth.

E.Seller is currently owned by two (2) members, KM Eight Mile Operating Limited Partnership, a Michigan limited partnership (“KM”), and Salem Land Associates Limited Partnership (“Salem”). Pursuant to the terms of that certain Settlement Agreement and Release, dated May 9, 2012, and Membership Interest Purchase Agreement, dated May 9, 2012, KM has agreed to purchase all of Salem's membership interests in Seller (the “Membership Acquisition”), such that upon completion of the Membership Acquisition, KM will own 100% of the membership interests in Seller.

F.To facilitate the Membership Acquisition, which must occur prior to Purchaser's acquisition of the Project from Seller pursuant to the terms and conditions of this Agreement, Purchaser has agreed to loan KM [$4,975,000] (the “Equity Loan”) pursuant to that certain Promissory Note and Pledge and Security Agreement (the “Equity Loan Documents”).

G.The Project is currently encumbered by a mortgage loan (the “NCMC Mortgage Loan”) in the original principal amount of Twenty Five Million and No/100 Dollars ($25,000,000.00) from Northville Crossing Mortgage Co., L.L.C., a Michigan limited liability company (“NCMC”), as evidenced by that certain Promissory Note dated February 4, 2004 and that certain mortgage dated February 4, 2004 from Seller to NCMC, as successor in interest to Northwestern Mutual Life Insurance Company (the “NCMC Mortgage Loan Documents”).

H.NCMC collaterally assigned the NCMC Mortgage Loan to The Huntington National Bank, a national banking association (“Huntington”) in connection with a loan from Huntington to NCMC (the “Huntington Loan”) in the original principal amount of Seventeen Million Eight Hundred Thousand and No/100 Dollars ($17,800,000.00).

I.Immediately prior to Purchaser's acquisition of the Project from Seller pursuant to the terms and conditions of this Agreement, Purchaser's affiliate, Sun Northville Lender LLC, a Michigan limited liability company (“Sun Northville Lender”) has obtained the right to purchase the NCMC Mortgage Loan from NCMC (the “Mortgage Loan Sale”) pursuant to that certain Loan Purchase Agreement, Allonge and Assignment of Mortgage (the “Loan Purchase Documents”).

NOW, THEREFORE, for and in consideration of the premises, and the mutual promises hereinafter set forth, and the purchase monies to be paid by Purchaser to Seller, IT IS HEREBY AGREED:

1.AGREEMENT TO SELL.

1.1    Seller hereby agrees to sell the Project to Purchaser, and Purchaser hereby agrees to purchase the Project from Seller, in accordance with the terms and subject to the conditions hereinafter set forth.

2.PURCHASE PRICE AND PAYMENT THEREOF.

2.1    The aggregate purchase price (the "Purchase Price") for the Project is the sum of Thirty Million Nine Hundred Eighteen Thousand Four Hundred Sixty Eight and No/Dollars ($30,918,468.00), adjusted as provided herein and payable by Purchaser to Seller on the Closing Date (as herein defined) by certified or cashier's check or wire transfer of immediately available funds to Seller's designated financial institution.

2.2    The parties hereby agree and acknowledge that Purchaser shall receive the following credits against the Purchase Price, which credits shall be noted on the Closing Statement: (i) the Equity Loan, which Purchaser shall deem fully paid and satisfied by reason of such credit, and (ii) the current outstanding principal balance of NCMC Mortgage Loan as of the Closing Date (as herein defined).

2.3    The Purchase Price shall be allocated among the Land, Improvements and Personal Property and the remainder of the Project in accordance with the schedule attached hereto as Exhibit C hereto.
2.3    Purchaser and Seller hereby agree and acknowledge that at Closing, Escrow Agent shall hold in escrow the amount of One Million Seventy One Thousand and No/Dollars ($1,071,000.00) (the

“Property Tax Escrow”) from the Seller's net sale proceeds pursuant to that certain escrow agreement between Purchaser, Seller and Escrow Agent (the “Property Tax Escrow Agreement”).

3.PERMITTED EXCEPTIONS.

3.1    The Project shall be sold and conveyed to Purchaser subject only to the following matters (hereinafter referred to as the “Permitted Exceptions”):

(a)Those liens, encumbrances, easements and other matters set forth on Schedule B-2 of the Commitment to be delivered pursuant to Section 4.1 hereof which the Purchaser does not designate as Title Defects pursuant to Section 5.1 hereof;

(b)The rights of parties in occupancy of all or any portion of the Land and Improvements under leases, subleases or other written agreements, to the extent set forth and described in the current Rent Roll (the "Rent Roll") attached hereto as Exhibit "D", as the same shall be updated to the Closing Date; and

(c)All presently existing liens for unpaid real estate taxes and assessments for public improvements installed after the Closing Date, subject to adjustment thereof as hereinafter provided.

(d)That certain mortgage dated February 4, 2004 from Seller to NCMC, as successor in interest to Northwestern Mutual Life Insurance Company (the “NCMC Mortgage”), as well as all other recorded loan documents pertaining to the NCMC Mortgage Loan (the “NCMC Mortgage Documents”).

4.EVIDENCE OF TITLE; SURVEY

4.1    As evidence of title, Seller has furnished Purchaser with a commitment (the “Commitment”) for an A.L.T.A. Form B Owner's Policy of Title Insurance, without standard exceptions, issued by First American Title Insurance Company (the “Title Company”), along with copies of all instruments described in Schedule B of the Commitment, in the amount of the Purchase Price, and showing marketable and insurable title in the Seller subject only to: (a) the Permitted Exceptions; and (b) such other title exceptions pertaining to liens or encumbrances of a definite or ascertainable amount which may be removed by the payment of money at the Closing, and which the Seller has the right to remove and shall cause to be removed at or prior to Closing, aside from the NCMC Mortgage Documents (the “Removable Liens”). At Closing, the Seller shall cause to be provided to Purchaser, at Seller's expense, a policy of title insurance issued pursuant to the Commitment, insuring the interest in the Project being acquired by Purchaser and containing such additional endorsements as Purchaser shall reasonably request.

4.2    Purchaser has ordered a current ALTA “as built” survey (the “Survey”) of the Project prepared by a licensed surveyor or engineer, certified to the Purchaser, the Title Company and any lenders designated by the Purchaser. The Survey shall show the legal description of the Land, the total acreage of each parcel comprising the Land, all structures and improvements located thereon (excluding mobile home sites), all boundaries, courses and dimensions, set-back lines, easements and rights of way (including any recording references), the location of all highways, streets and roads upon or adjacent to the Land, and the location of all easements for utility lines and connections with such utility lines. The Survey shall be sufficient for removal of the standard survey exception from the policy of title insurance to be issued pursuant to the Commitment and shall not reveal any of the following: (i) encroachments on the Project or any portion thereof from any adjacent property, (ii) the encroachment of the Project, or any portion thereof, on any adjacent property, or (iii) any violation by any portion of the Project of any recorded building liens, restrictive covenants or easements affecting the Project.

5.TITLE OBJECTIONS.

5.1    If the Commitment or Survey discloses exceptions which, in Purchaser's sole judgment, interfere with the Purchaser's intended use or operation of the Project, or render title unmarketable or uninsurable, other than Removable Liens, Purchaser shall notify Seller in writing of such title objections (the “Title Defects') within ten (10) days after receipt of the Commitment, copies of all instruments of record (other than the mortgage documents) and the Survey. Seller agrees to use its best efforts to cure any such Title Defects which are not listed as Permitted Exceptions (the “Undisclosed Exceptions”). If Purchaser objects to any exception disclosed on the Commitment or in the Survey, whether or not listed as a Permitted Exception herein, such exception shall not be treated as a Permitted Exception hereunder unless subsequently waived by Purchaser. If Seller fails to have the Title Defects deleted from the Commitment or Survey, as the case may be, or discharged within fifteen (15) days after receipt of notice from Purchaser (or such longer time period designated by Purchaser) or to remove the Removable Liens at Closing as required herein, Purchaser may: (a) terminate this Agreement by delivery of written notice to Seller, whereupon neither Seller nor Purchaser shall have any further duties or obligations under this Agreement; or (b) elect to take title subject to such uncured Title Defects, and credit against the Purchase Price the actual cost incurred or to be incurred by Purchaser to cure any Undisclosed Exceptions and remove the Removable Liens, and any Title Defects waived by Purchaser shall become Permitted Exceptions. If Seller causes such Title Defects to be deleted from the Commitment or Survey, as the case may be, the Closing shall be held within five (5) days after delivery of the revised Commitment or Survey, or on the Closing Date specified in Section 19 hereof, whichever is later.

6.INFORMATION AND ACCESS TO PROJECT.

6.1     Simultaneously with the complete execution hereof, at all reasonable times hereafter or as previously delivered by Seller to Purchaser pursuant to the terms and conditions of that certain Access and Nondisclosure Agreement, dated May 14, 2012, between Seller and Sun Communities Acquisitions, LLC, Seller shall deliver to Purchaser the following materials, or make them available to Seller on site, to the extent in the possession or control of Seller:

(a)Copies of all leases, subleases, occupancy agreements, and written commitments to lease currently in effect and covering any portion of the Project (the “Tenant Leases”), and copies of the monthly management and operating reports customarily prepared by or on behalf of Seller for the last twelve (12) calendar months;

(b)Copies of all service, utility, supply, maintenance and employment contracts, agreements, and other continuing contractual obligations (collectively the “Project Contracts”) affecting the ownership or operation of the Project;

(c)Copies of all Certificates of Title pertaining to all vehicles being conveyed to Purchaser hereunder;

(d)Annual statements of the results of operation of the Project for each of the last three (3) full calendar years, and copies of federal tax returns for Seller covering Seller's last three (3) fiscal years;

(e)Architectural drawings, plans and specifications and site plans for the Project, to the extent available;

(f)Copies of all written notices of any zoning, safety, building, fire, environmental, health code or other violation relating to the Project and not cured prior to the date hereof; and

(g)All other financial data, operating data, contracts, leases, instruments, invoices and other writings relating to the Project which Purchaser may reasonably request, including, without limitation, tax bills and correspondence with the tax assessor, rent rolls for the past two years, information concerning capital improvements installed by the Seller, a list of re-occurring services not furnished to the Project through the Project Contracts (as defined below), utility bills for the past two (2) years, insurance policies and information regarding insurance claims, certificates of occupancy, existing environmental reports, appraisals completed within the past two (2) years, and the organizational documents of the Project's homeowners association and any agreements between the Seller and such homeowners association.

6.2     At all reasonable times from and after the date hereof, Seller shall afford Purchaser and its representatives full and free access to the Project, including, but not limited to, the right to conduct environmental, soil, engineering and other tests and to inspect the mechanical, plumbing and utility systems located at the Project, together with all other aspects of the Project; provided, however, if Purchaser or its representatives enter upon the Project pursuant to the terms hereof, Purchaser agrees to indemnify and hold Seller harmless from all damage caused to any person or the Project as a result of such entry and the negligent acts or omissions of Purchaser or its representatives.

7.ASSIGNMENT OF TENANT LEASES, PROJECT CONTRACTS AND
INTANGIBLES

7.1    Seller shall assign to Purchaser on the Closing Date all of Seller's rights under all Tenant Leases covering any portion of the Project and all security and other deposits furnished by tenants under the Tenant Leases. Seller shall deliver to Purchaser all original Tenant Leases and documents and records with respect thereto. Seller shall indemnify, defend and hold harmless Purchaser from and against any loss or damage suffered by Purchaser as the result of any breach of the lessor's obligations under the Tenant Leases which occurred prior to the Closing Date. Purchaser shall indemnify, defend and hold harmless Seller from and against any loss or damage suffered by Seller as the result of any breach of the lessor's obligations under the Tenant Leases which may occur subsequent to the Closing Date and against claims by tenants for security deposits delivered or credited to Purchaser at Closing. The covenants set forth in this Section 7.1 shall be affirmed at Closing and shall survive the Closing.

7.2    All Project Contracts which Purchaser, in its sole discretion, has elected to accept an assignment of by notice to Seller on or prior to the Closing Date shall be assigned by Seller to Purchaser on the Closing Date. Seller shall indemnify, defend and hold harmless Purchaser from and against any loss or damage suffered by Purchaser as a result of any breach of Seller's obligations under the Project Contracts which occurred prior to the Closing Date, whether or not Purchaser has elected to take an assignment of the Project Contract, or as a result of the Seller's termination of any Project

Contract which is not assigned to Purchaser. Purchaser shall indemnify, defend and hold harmless Seller from and against any loss or damage suffered by Seller as a result of any breach of Purchaser's obligations under the Project Contracts assigned to Purchaser at its request which may occur subsequent to the Closing Date. The covenants set forth in this Section 7.3 shall be affirmed at Closing and shall survive the Closing.

7.3    On the Closing Date, Seller shall assign to Purchaser all of its right, title and interest in and to: (a) all licenses, permits and franchises then held by Seller for the Project which may be lawfully assigned and which may be necessary or desirable, in Purchaser's opinion, to operate the Project; (b) any warranties and guaranties from manufacturers, suppliers and installers pertaining to the Project; (c) the name “Northville Crossing Manufactured Home Community” and all variations thereof; (d) the telephone number(s) for all of Seller's telephones installed at the Project; (e) all Plans and other documents in Seller's possession relating to the development of the Project; (f) all business, operating and maintenance records, reports, notices and other information concerning the Project; (g) all domain names, websites and other internet pages related to the Project; and (h) all other intangible property related to the Project (collectively, the "Intangible Property").

8.ADJUSTMENTS AND PRORATIONS.

8.1    The following adjustments and prorations shall be made at the Closing between Seller and Purchaser computed to, but not including, the Closing Date.

(a)Real estate taxes and personal property taxes which are a lien upon or levied against any portion of the Project on or prior to the Closing Date, and all special assessments for improvements installed prior to the Closing Date shall be paid by Seller. All current real estate taxes and personal property taxes levied against any portion of the Project shall be prorated and adjusted between the parties in accordance with the date such taxes first become due and payable to the municipality or taxing authority, it being understood that such taxes are payable in advance, and shall be paid by Seller or Purchaser, as the case may be.

(b)The amount of all unpaid water and other utility bills, and all other expenses incurred with respect to the Project, and relating to the period prior to the Closing Date, shall be paid by Seller. Tenants are billed for water and sewer usage in arrears. Any water and sewer usage fees Purchaser collects after the Closing which are applicable to periods prior to Closing will be paid to Seller following receipt by Purchaser.

(c)Charges under Project Contracts which are assigned to Purchaser at Purchaser's request and relating to the period prior to the Closing Date shall be paid by Seller and all charges due under Project Contracts not assigned to Purchaser shall be paid by Seller.

(d)All rental and other revenues collected by the Seller up to the Closing Date which are allocable to the period subsequent to the Closing Date shall be paid by Seller to Purchaser. All rental and other revenues actually collected by the Purchaser during the month of Closing attributable to rent due for such month of Closing, and not designated by the tenant as payment for future rent, shall be prorated between Seller and Purchaser based on the number of days in such month each owned the Project. Except as provided in the preceding paragraph, to the extent Purchaser collects, within ninety (90) days after the Closing, any rental or revenues allocable to the period prior to the Closing Date, the Purchaser shall pay the same to Seller; provided, however, Purchaser is assuming no obligation whatsoever for the collection of such rentals or revenues and all rentals and revenues collected subsequent to the Closing Date shall always, in the first instance, be applied first to the most current rentals and revenues, if any, then due under the Tenant Leases or otherwise. Further, Seller shall not have the right to seek collection, through litigation or otherwise, of unpaid rent from any person while they remain a tenant of the Project, nor shall Seller institute any eviction or lockout proceedings against any residents to recover delinquent rents. Purchaser shall have no obligation to remit to Seller any such delinquent rents collected later than ninety (90) days after the Closing.

(e)All security and other deposits held under the Tenant Leases, together with any interest accrued thereon (to the extent applicable law requires interest to be paid by the holder of such deposits), shall be paid by Seller to Purchaser in accordance with the laws of the State of Michigan or Purchaser shall receive an appropriate credit on the closing statement.

(f)Any real estate transfer tax, intangible tax, documentary tax and other taxes or charges levied on the transfer and conveyance contemplated herein shall be paid by Seller.

(g)Accrued interest on the NCMC Mortgage Loan shall be prorated between Seller and Purchaser.

8.2    If after the closing either Seller or Purchaser discovers any inaccuracies or errors in the prorations or adjustments done at Closing, Seller and Purchaser shall take all action and pay all sums necessary so that the said prorations and adjustments shall be in accordance with the terms of this Agreement, and the obligations of either party to pay any such amount shall survive the Closing Date.

9.SELLER'S WARRANTIES.

9.1    The Seller represents and warrants to the Purchaser as of the date hereof, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Purchaser in connection herewith:

(a)True, correct and complete copies of the Tenant Leases, including all amendments and documents relating thereto, have been delivered to Purchaser pursuant to Section 6.1(a) hereof; the Rent Roll attached hereto as Exhibit D, as updated to the Closing Date, is and will be an accurate and complete rent roll describing each of the Tenant Leases, including the name of the tenant, the home site occupied by the tenant, monthly rent, delinquencies in rent and deposits paid; except as set forth in the Rent Roll, each Tenant Lease is in full force and effect and not in default and no events have occurred which, with notice or the passage of time, or both, would constitute such a default; the lessor has performed all of its obligations under each Tenant Lease; and the Tenant Leases have not been modified nor have any concessions been made with respect thereto unless expressly described in the Rent Roll.

(b)To Seller's knowledge, the Project and its operation as a manufactured home community complies in all respects with all Permitted Exceptions and all applicable laws, ordinances, codes, rules and regulations, including those pertaining to zoning, access to disabled persons, building, health, safety and environmental matters. Seller has not received any written notices of, and Seller has no knowledge of any existing facts or conditions which may result in the issuance of, any violations of any building, zoning, safety, fire, environmental, health or other codes, laws, ordinances or regulations with respect to the Project or the appurtenances thereto, which will not be cured by the Closing Date, at Seller's expense.

(c)Seller has not received notice of and has no knowledge of any existing, pending or threatened litigation or condemnation proceedings or other court, administrative or extra judicial proceedings with respect to or affecting the Project or any part thereof, except claims covered by liability insurance, the defense of which has been undertaken by the insurer.

(d)Seller has no knowledge of any assessments, charges, paybacks, or obligations requiring payment of any nature or description against the Project which remain unpaid, including, but not limited to, those for sewer or water lines or mains, sidewalks, or curbs. To the knowledge of Seller, no public improvements have been ordered, threatened, announced or contemplated with respect to the Project which have not heretofore been completed, assessed and paid for. Further, all impact fees, tap fees, connection fees and all other governmental fees and charges which may be levied or assessed against the Seller or the Project by any governmental authority with respect to the development, leasing, operation or ownership of the Project as a manufactured home community or the connection to or use of utilities which service the Project have been paid in full.

(e)True and complete copies of all Project Contracts for the Project, if applicable, and all amendments thereto have been delivered to Purchaser pursuant to Section 6.1 above; all Project Contracts are in full force and effect and not in default; all Project Contracts are listed in Exhibit 9.1(e) attached hereto; and except as described in Exhibit 9.1(e), there are no Project Contracts in force with respect to the Project which are not subject to cancellation upon not more than thirty (30) days' notice without premium or penalty.

(f)True and complete copies of all NCMC Mortgage Loan Documents for the Project, if applicable, and all amendments thereto have been delivered to Purchaser; all NCMC Mortgage Loan Documents are in full force and effect and not in default and no events have occurred which, with notice or the passage of time, or both, would constitute such a default.

(g)Seller delivered to Purchaser true and complete copies and all amendments thereto of that certain Private Overhead Bridge Easement Agreement between CSX Transportation, Inc. (“CSX”) and Seller, dated October 4, 1996, and recorded in the Register of Deeds, Washtenaw County, Michigan on February 5, 1997 in Liber 03380, Page 0712 (the “Easement”) and that certain Private Road Grade Crossing Agreement (“License”) between CSX and Salem Meadows, Inc. dated May 18, 1994, as amended by that certain letter dated December 16, 1996 which revised the Licensee' s name to Seller (the “Overhead Bridge Documents”); all Overhead Bridge Documents are in full force and effect and not in default and, except as disclosed in the Overhead Bridge Documents and the current closure of the at grade road crossing set forth in the License, no events have occurred which, with notice or the passage of time, or both, would constitute such a default.

(h)Seller is the lawful owner of the Project and holds insurable and marketable title to the Project, free and clear of all liens and encumbrances, excepting matters as disclosed in the Commitment or Survey, other than the Removable Liens which the Seller has the right to cause to be discharged at Closing.

(i)The Seller will have on the Closing Date the power and authority to sell the Project to Purchaser and perform its obligations in accordance with the terms and conditions of this Agreement, and each person who executes this Agreement and all other instruments and documents in connection herewith, has or will have due power and authority to so act. On or before the Closing Date, to Seller's knowledge, the Seller will have complied with all applicable statutes, laws, ordinances and regulations of every kind or nature, in order to effectively convey and transfer all of Seller's right, title and interest in and to the Project to Purchaser in the condition herein required.

(j)Neither the execution, delivery, performance of or compliance with this Agreement and all other documents contemplated hereby, nor the conveyance of all of the Seller's right, title and interest in and to the Project as herein contemplated will (i) violate or conflict with the Seller's governing documents, subject to the acquisition by KM of the membership interest of Salem, (ii) result in any breach or violation of, or be in conflict with, or constitute a default under, any mortgage, indenture, contract, agreement, lease, instrument, judgment, decree, order, award, statute, rule, regulation or restriction binding on the Seller or to which Seller is a party, or affecting or binding on the Project, or (iii) result in the acceleration of any indebtedness or other obligation of, or create a mortgage, pledge, lien or encumbrance on, the project, other than the NCMC Mortgage.

(k)Seller has not contracted for the furnishing of labor or materials to the Project which will not be paid for in full prior to the Closing Date, and if any claim is made by any party for the payment of any amount due for the furnishing of labor and/or materials to the Project or Seller prior to the Closing Date and a lien is filed against the Project as a result of furnishing such materials and/or labor, Seller will immediately pay the said claim and discharge the lien or bond over the lien pursuant to applicable law.

(l)To Seller's knowledge, all utility services, including water, sanitary sewer, gas, electric and telephone facilities, are available to the Project and each home site in sufficient quantities to adequately service the Project as it is currently occupied, and there are no existing, pending or threatened plans, proposals or conditions which could cause the curtailment of any such utility service. To Seller's knowledge, the Project was designed so that the foregoing systems would be adequate to service the Project at full occupancy.

(m)To Seller's knowledge, there are no existing maintenance problems with respect to mechanical, electrical, plumbing, utility and other systems necessary for the operation of the Project, including, without limitation, all underground utility lines, water wells and roads, and all such systems are in good and sound working condition and are suitable for the operation of the Project; and there are no structural or physical defects in and to the Project which materially affect the operation of the Project.

(n)Attached hereto as Exhibit 9.1(n) is a true and accurate list of all persons employed by the Seller or the manager of the Project in connection with the operation and maintenance of the Project as of the date hereof, including name, job description, term of employment, average hours worked per week, current pay rate, description of all benefits provided such employees and the annual cost thereof.

(o)The Project consists of 756 fully completed mobile home sites on approximately 170 acres of Land, and the improvements, amenities and recreational facilities listed in Exhibit 9.1(o) hereto. As of the date hereof, 147 mobile home sites within the Project are vacant. All vacant manufactured home sites which exist at the date of Closing, if any, will be in leasable condition without it being necessary to make any further improvements, other than the construction of a driveway, shed pad, installation of piers, fine grading, sod and installation of the horizontal connections to the existing water and sewer lines, in order to permit a tenant to take possession of, and install a manufactured home on, such home site, in accordance with the Seller's standard form lease and the rules and regulations applicable to the Project.

(p)To the best of Seller's knowledge, Exhibit 9.1(p) attached hereto contains a complete and accurate list of, and copies of, all licenses, certificates, permits and authorizations from any governmental authority of any kind issued to Seller with respect to the operation, use and maintenance of the Project as a mobile home park. To the best of Seller's knowledge, except for the Groundwater Discharge Permit (as described below), all such licenses, certificates, permits and authorizations have been issued and are in full force and effect and on the Closing Date shall, to the extent legally assignable or transferable, be transferred or assigned to Purchaser. Seller shall take all steps and execute all applications and instruments reasonably necessary to achieve such transfer or assignment. Seller is not aware of any other licenses, certificates, permits or governmental authorizations required by law for the operation, use or maintenance of the Project as a mobile home park. Seller hereby represents and warrants that Seller has applied for renewal of the Property's Groundwater Discharge Permit and has provided Purchaser with a draft of such permit. Seller shall pay for all costs and expenses associated with (i) the final issuance of such Groundwater Discharge Permit without conditions to its effectiveness, and (ii) assignment of the final Groundwater Discharge Permit to Purchaser after Closing.

(q)Exhibit B contains a true and complete list of all Personal Property used in the operation of the Project; such Personal Property is in good working condition and adequate for the operation of the Project at current occupancy; and the Seller will not remove any item of Personal Property from the Project on or prior to the Closing Date, unless such item is replaced with a similar item of no lesser quality or value.

(r)Seller and its agents have not, and prior to the Closing Date there will not be, discharged, released, generated, treated, stored, disposed of or deposited in, on or under the Project, and to the Seller's knowledge and except as disclosed by any environmental report or other materials in Purchaser's possession, the Project is free of and does not contain, any “toxic or hazardous substance”, asbestos, urea formaldehyde insulation, PCBs, radioactive material, flammable explosives, underground storage tanks, or any other hazardous or contaminated substance (collectively, the “Hazardous Materials”) prohibited, limited or regulated under the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, or under any other applicable federal, state or local statutes, regulations or ordinances (collectively the “Environmental Laws”), and, to Seller's knowledge and except as disclosed by any environmental report or other materials in Purchaser's possession, there are no substances or conditions in or on the Project which may support a claim or cause of action under any of the Environmental Laws. The Seller has no knowledge of any suit, action or other legal proceeding arising out of or related to any Environmental Laws with respect to the Project which is pending or threatened before any court, agency or government authority, and Seller has not received any notice that the Project is in violation of the Environmental Laws.

(s)Attached hereto as Exhibit 9.1(s) are the profit and loss statements for the Seller for the 12-month periods ending December 31, 2009, December 31, 2010, and December 31, 2011 (collectively, the “Financial Statements”). To the Seller's knowledge, the Financial Statements are complete in all respects and present fairly and accurately the operation of the Project as at such dates and the results of its operations and earnings for the periods indicated thereon.

(t)Seller has delivered or will deliver to Purchaser true, correct and complete copies of the information and material required in Section 6.1 hereof.

9.2    The provisions of Section 9.1 and all representations and warranties contained therein shall be true as of the Closing Date and shall survive the closing of the transaction contemplated herein and the conveyance of the Project to Purchaser and shall terminate twelve (12) months after the Closing Date (the “Termination Date”). Seller shall hold and maintain a minimum of $200,000 in cash (or other liquid assets) until six (6) months after the Closing Date unless Purchaser shall make a claim against Seller under this Agreement prior to six (6) months after the Closing Date (in which event Seller shall hold and maintain such cash and/or assets until the full and final resolution of such claim). Additionally, in the event Purchaser has claims outstanding against the Seller, Purchaser shall have the right to offset the amount of such claims against the Property Tax Escrow (as defined in Section 2.3 herein) pursuant to the terms of the Property Tax Escrow Agreement. Purchaser shall not have the right to recover damages from the Seller for any breach of such terminated representations and warranties if the Purchaser has not notified the Seller in writing of such alleged breach prior to the Termination Date or brought suit with respect to such alleged breach within sixty (60) days after the Termination Date.
If prior to the Closing Date, Purchaser has knowledge of a breach of a warranty or representation of Seller contained herein and notwithstanding such breach proceeds to complete the Closing, Purchaser shall be deemed to have waived the breach(es) in question, and shall have no right, at any time after Closing, to assert a claim, of any nature whatsoever, against the Seller or recover damages with respect to such known breach of representation or warranty.  For purposes of the foregoing, the Purchaser shall be deemed to have actual knowledge of the information and content contained in (i) all written reports from environmental consultants and engineers retained by Purchaser in connection with the transaction described herein, and (ii) the Commitment, instruments disclosed in the Commitment and Survey obtained pursuant to the terms hereof.

9.3    Purchaser acknowledges that pursuant to this Agreement, Purchaser will have and has had an opportunity to inspect the financial and physical condition of the Project and the legal status of the Project. Purchaser further acknowledges that Purchaser and its principals have substantial experience and expertise in the acquisition, ownership and operation of mobile home parks, and that Purchaser in purchasing the Project is relying upon its own expertise. Purchaser acknowledges that it is acquiring the Project in its “as is” condition, without any warranties or representations, express or implied, concerning the Project from the Seller, except as expressly set forth in this Agreement. The investigation by Purchaser and its employees, agents and representatives of the financial and physical conditions of the Project, and their expertise in the manufactured home park business shall not negate or diminish the representations or warranties of the Seller contained herein; provided, however, if prior to the Closing Date the Purchaser had actual knowledge of a breach of a warranty or representation of Seller contained herein and notwithstanding such breach proceeds to complete the Closing, the Purchaser shall not have the right to claim a breach, or recover damages for a breach, of such known representation or warranty after the Closing.

9.4    All references in Section 9.1 to matters within the “knowledge of Seller”, shall be limited to the knowledge of Sidney I. Moss and Steve D. Karbal, as the sole officers and shareholders of the general partner of the Seller, after due inquiry of the manager of the Project, but without having conducted any other independent inquiry or investigation, and to written notices received by the Seller or the manager. Where this Agreement precedes a statement of fact with the phrase “to Seller's knowledge”, such phrase is understood to mean that Seller's principals, Steven D. Karbal and Sidney I. Moss, after due inquiry of the manager of the Project, have no actual knowledge of facts which would render the statement following the phrase untrue or misleading.

10.CONDITIONS TO CLOSE

10.1    Purchaser's obligation to consummate the purchase of the Project is expressly conditioned upon the following (the “Conditions to Close”), each of which constitutes a condition precedent to Purchaser's obligations hereunder which, if not performed or determined to be acceptable to Purchaser on or before the Closing Date (unless a different time for performance is expressly provided herein), shall permit Purchaser, at its sole option, to declare this Agreement null and void and of no further force and effect by written notice to Seller on or before the Closing Date, whereupon neither the Seller nor the Purchaser shall have any further obligations hereunder to the other (provided that Purchaser shall have the right to waive any one or all of said conditions).

(a)Seller has and shall have on the Closing Date marketable and insurable title to the Project as required herein, subject only to the Permitted Exceptions, the Title Company shall be in a position to issue the title policy pursuant to the Commitment, as approved by Purchaser pursuant to Section 5.1 herein.

(b)Seller shall have complied with and performed all covenants, agreements and conditions on its part to be performed under this Agreement after the expiration of the Investigation Period within the time herein provided for such performance.

(c)Seller's representations, warranties and agreements contained herein are and shall be true and correct as of the date hereof and as of the Closing Date in all material respects.

(d)From and after the date hereof to the Closing Date, there shall have been no material adverse change in or to the Project or the business conducted thereon.

(e)KM and Purchaser have executed all of the Equity Loan Documents and other documents pertaining to the Membership Acquisition, such that the Membership Acquisiton and Equity Loan transactions have closed, KM acquired all of Salem's membership interests in Seller and KM owns 100% of all the membership interests in Seller.

(f)Seller has full power and authority to sell the Project to Purchaser and perform its obligations in accordance with the terms and conditions of this Agreement.

(g)Seller, KM, Steven Karbal and Sidney Moss have executed and delivered to Buyer that certain Indemnity Agreement dated as of the Closing Date.

(h)Seller has delivered to Buyer that certain executed Estoppel Letter from CSX, in the form provided by Buyer to Seller.

(i)Sun Northville Lender and NCMC have closed the Mortgage Loan Sale pursuant to the Loan Purchase Documents.

(j)NCMC's Huntington Bank Loan has been paid in full and satisfied.

(k)Seller, NC Finance Company LLC, Medallion Homes Limited Partnership and Sun Home Services, Inc. have executed and delivered that certain Asset Purchase Agreement as set forth on Exhibit E attached hereto with respect to the Inventory and MH Contracts.

(l)At or before Closing, Seller will pay or satisfy any prepayment obligation arising under the NCMC Mortgage Loan (as defined in Recital G above) or otherwise assure that when transferred to Sun Lender and when Purchaser takes title subject to the NCMC Mortgage Loan, the NCMC Mortgage Loan will not subject Purchaser to any current or future liability for any prepayment premium or penalty, and the NCMC Loan may be prepaid by Purchaser at any time without premium or penalty.

11.INTENTIONALLY OMITTED.

12.OPERATION OF PROJECT.

12.1    From and after the date hereof to the Closing Date, Seller shall: (i) continue to maintain the Project in the ordinary course and shall operate the Project in substantially the same manner as the Project has been operated prior to the date hereof; (ii) perform all regular maintenance and repairs with respect to the Project; (iii) maintain in effect all insurance policies currently covering the Project or any portion thereof; and (iv) not change the operation or status of the Project in any manner reasonably expected to impair or diminish its value; provided, however: (a) no Tenant Lease shall be executed or extended for a term in excess of one year; (b) no Tenant Lease shall be executed or extended at a rental rate that is less than a rental rate that is less than the present rental for such space within the Project plus any increase thereof contemplated in the Project's operating budget; and (c) Seller shall at or prior to the Closing Date furnish Purchaser with a copy of each new or renewal lease. The Purchaser shall have the right, but not the obligation, to hire those employees of the Seller and the Project's management agent who worked at or provided services to the Project, effective as of the Closing Date. Upon the consummation of the transactions contemplated herein, all employees will remain employees of Seller or the manager unless expressly retained by Purchaser, and all compensation and fees due such employees, including any amount payable or that becomes payable as a result of the termination of the employees, and all costs and taxes attributable to such employment, shall be paid by Seller or the manager, as the case may be.

13.DESTRUCTION OF PROJECT.

13.1    In the event any part of the Project shall be damaged or destroyed prior to the Closing Date, Seller shall notify Purchaser thereof, which notice shall include a description of the damage and all pertinent insurance information. If the use or occupancy of the Project is materially affected by such damage or destruction or the cost to repair such damage or destruction exceeds Fifty Thousand Dollars ($50,000.00), Purchaser shall have the right to terminate this Agreement by notifying Seller within thirty (30) days following the date Purchaser receives notice of such occurrence, whereupon Seller and Purchaser shall not have any further obligation hereunder to the other. If Purchaser does not elect to terminate this Agreement, or shall fail to notify Seller within the said thirty (30) day period, on the Closing Date Seller shall assign to Purchaser all of Seller's right, title and interest in and to the proceeds of the fire and extended coverage insurance presently carried by or payable to Seller.

14.CONDEMNATION.

14.1    If, prior to the Closing Date, either Seller or Purchaser receives or obtains notice that any governmental authority having jurisdiction intends to commence or has commenced proceedings for the taking of any portion of the Project by the exercise of any power of condemnation or eminent domain, or notice of any such taking is recorded among the public records of the State of Michigan or Oakland County, Purchaser shall have the option to terminate this Agreement by notifying Seller within thirty (30) days following Purchaser's receipt of such notice, in which event Seller and Purchaser shall not have any other or further liability or responsibility hereunder to the other. If Purchaser does not elect to terminate this Agreement or shall fail to notify Seller within the thirty (30) day period, Purchaser shall close the transaction as if no such notice had been received, obtained or recorded or proceedings commenced, and in such event, any proceeds or awards made in connection with such taking shall be the sole property of the Purchaser.

15.DEPOSIT. No Deposit has been made.

16.LIABILITY AND INDEMNIFICATION

16.1    Purchaser does not and shall not assume any liability for any claims arising out of any occurrence prior to the Closing Date with respect to the Project.

16.2    From and after the Closing Date, Seller agrees to indemnify and hold harmless Purchaser, and Purchaser's successors and assigns, from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys' fees), arising out of, as a result of or as a consequence of: (i) any claims, liabilities, costs, expenses, property damage or injuries to persons, including death, caused by any occurrence at the Project or in connection with the Seller's use, possession, operation, repair and maintenance of the Project prior to the Closing Date; or (ii) any breach by Seller of any of its representations, warranties, or obligations set forth herein or in any other document or instrument delivered by Seller in connection with the consummation of the transactions contemplated herein, subject to the limitations of Section 9.2 above.

17.COVENANT NOT TO COMPETE

17.1    In order to assure to Purchaser the value of the Project and goodwill being purchased hereunder, each of Seller and Steven Karbal and Sidney Moss, its principals (collectively, the “Restricted Parties”) for themselves and their affiliates (persons under their control), agree that, for a period of three (3) years after the Closing Date, no such person or entity will (i) engage in the development, ownership or operation of any manufactured housing or mobile home community, located within five (5) miles of the Project, whether such operation involves the lease or sale of home sites or lots therein, and whether such development, ownership or operation is direct or is indirect, through one or more entities, contractual relationships or familial relationships, and whether such development, ownership or operation is as owner, principal, agent, partner, shareholder, officer, director, member, trustee, beneficiary, employer, employee, consultant, manager, lessor, lessee, or otherwise, or (ii) solicit, divert or take away, or attempt to solicit, divert or take away, any tenants or residents of the Project, whether tenants or residents now or in the future. The Seller recognizes that irreparable harm will result to the Purchaser in the event of the violation of any of the covenants contained in this Section 18.1, and agrees that in the event of any such violation, the Purchaser shall be entitled, in addition to its other legal and equitable remedies and damages, to temporary and permanent injunctive relief to restrain the Restricted Parties from committing any such violations. At Closing, the Seller shall execute and deliver, and cause the Restricted Parties to execute and deliver, an agreement confirming their covenants herein.

18.CLOSING.

18.1    The closing ("Closing") of the transaction contemplated herein shall take place no later than July 27, 2012 (the "Closing Date"). The Closing shall be held at the office of the Title Company, or at such other time or place as Purchaser and Seller shall agree upon.

18.2     At Closing:

(a)Seller shall execute and deliver a Warranty Deed in recordable form conveying to Purchaser marketable and insurable title to the Land and Improvements, subject only to the Permitted Exceptions.

(b)Seller shall execute and deliver a Bill of Sale and Assignment and Assumption Agreement conveying the Personal Property to Purchaser, free and clear of any liens or encumbrances other than the Permitted Exceptions, and transferring to Purchaser all of Seller's right, title and interest in and to: (i) the Tenant Leases and all deposits relating thereto; (ii) all Project Contracts, and (iii) all Intangible Property.

(c)Seller shall cause the Commitment referred to in Section 5.1 hereof to be recertified and updated to the Closing Date, and shall cause the policy of title insurance to be issued to Purchaser pursuant to such updated Commitment, at Seller's sole cost, together with such endorsements thereto as Purchaser shall request, at Purchaser's sole cost.

(d)Purchaser shall deliver to Seller the Purchase Price adjusted as provided in this Agreement, by wire transfer of immediately available funds to Seller's designated financial institution.

(e)Seller and Purchaser shall execute and cause to be delivered to tenants under the Tenant Leases and all other interested parties written notice of the sale of the Project to Purchaser together with such other information or instructions as Purchaser shall deem appropriate.

(f)Seller shall deliver to Purchaser originals of: (i) the Tenant Leases, including all amendments thereto and modifications thereof; (ii) all Project Contracts assigned to Purchaser; (iii) all architectural plans and specifications and other documents in Seller's possession pertaining to the development of the Project; and (iv) such other documentation reasonably necessary for Purchaser to continue operation of the Project or as may be reasonably required by Purchaser's counsel or the Title Company to consummate the transactions contemplated herein and/or to issue the policy of title insurance.

(g)Seller shall deliver to Purchaser certified copies of resolutions of (i) the general partner of Seller, KM, (ii) the general partner of KM, KM-GP Limited Partnership, and (iii) the general partner of KM-GP Limited Partnership, KM Eight Mile Group, Inc., authorizing and approving the transaction contemplated by this Agreement, and authorizing and directing the execution and delivery of this Agreement and all documents and instruments to be executed and delivered by the Seller pursuant to the terms hereof, certified by an authorized officer of KM Eight Mile Group, Inc. as being true and correct, together with an incumbency certificate from the officer, certifying as to the officers of KM Eight Mile Group, Inc. who have executed documents in connection with the transactions contemplated herein.

(h)Seller shall deliver to Purchaser an affidavit, in form acceptable to Purchaser, executed by the Seller, certifying that the Seller and all persons or entities holding an interest in the Seller are not non-resident aliens or foreign entities, as the case may be, such that the Seller and such interest holders are not subject to tax under the Foreign Investment and Real Property Tax Act of 1980.

(i)Purchaser shall deliver to Seller certificates or such other instruments reasonably necessary to evidence that the execution and delivery of this Agreement and all documents to be executed and delivered by Purchaser hereunder, have been authorized by Purchaser and that all persons or entities who have executed documents on behalf of Purchaser in connection with the transaction have due authority to act on behalf of the Purchaser.

(j)Seller shall execute and deliver to Purchaser a discontinuation of any assumed name certificate whereby Seller has reserved the right to conduct business under the name “Northville Crossing” or any variation thereof and, if necessary, in order for Purchaser to use the name “Northville Crossing”, Seller shall change its name.

(k)The Seller and Purchaser shall each deliver to the other such other documents or instruments as shall reasonably be required by such party, its counsel or the Title Company to consummate the transaction contemplated herein and/or to cause the issuance of the policy of title insurance which, in all events, shall not increase such party's liability hereunder or decrease such party's rights hereunder.

19.COSTS.

19.1    Purchaser and Seller shall each be responsible for their own counsel fees and travel expenses. Seller shall pay the documentary, intangible and transfer taxes due on the conveyance of the Project to Purchaser, title insurance premiums for the Purchaser's owner's policy of title insurance and all recording and filing fees. Escrow fees, if any, shall be borne equally by Seller and Purchaser. Purchaser shall pay for the Survey and any requested endorsements to the owner's policy of title insurance.

20.BROKERS.

20.1    Purchaser and Seller represent and warrant to the other that they have not had any direct or indirect dealings with any real estate brokers, salesmen or agents in connection with the Project, or the transactions contemplated herein. In consideration of said warranty, Purchaser agrees with Seller that it will pay, and will defend and hold Seller harmless from and against any and all finder's and/or broker's commissions due or claimed to be due on account of the transactions contemplated herein and arising out of contracts made by Purchaser, and Seller agrees with Purchaser that it will pay, and will defend and hold Purchaser harmless from and against any and all finder's and/or broker's commissions due or claimed to be due on account of the transactions contemplated herein and arising out of contracts made by Seller, including, without limitation, contracts with or claims of any broker.

21.ASSIGNMENT.

21.1    Purchaser hereby reserves the right, on or before the Closing Date, to assign all of its right, title and interest in and to this Agreement or to transfer its interest in the Project to any other person or entity owned or controlled by Sun Communities, Inc., and upon notice of such assignment to Seller, all terms and conditions hereof shall apply equally to such assignee as if the assignee was the original party hereto.

22.CONTROLLING LAW.

22.1    This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Michigan.

23.ENTIRE AGREEMENT.

23.1    This Agreement, the Escrow Agreement, and the Exhibits attached hereto constitute the entire agreement between the parties hereto with respect to the transactions herein contemplated, and supersedes all prior agreements, written or oral, between the parties relating to the subject matter hereof. Any modification or amendment to this Agreement shall be effective only if in writing and executed by each of the parties hereto.

24.NOTICES.

24.1    Any notice from Seller to Purchaser or from Purchaser to Seller shall be deemed duly served (i) when personally served, (ii) three (3) days after deposited in the U.S. certified mail, return receipt requested, (iii) upon receipt if sent by telephone facsimile with fax acceptance sheet verifying receipt, electronic mail or PDF, or (iv) one (1) day after sent via "overnight" courier service, addressed to such party as follows:

If to Seller:	Northville Crossing Venture L.L.C. 41000 W. Seven Mile Road, Suite 110 Northville, Michigan 48167 Attention: Steven Karbal and Sidney Moss
With a copy to:	Kickham Hanley PLLC 32121 Woodward Avenue, Suite 300 Royal Oak, MI 48073 Attention: Edward F. Kickham
If to Purchaser:	Sun Northville Crossing LLC c/o Sun Communities, Inc. 27777 Franklin Road, Suite 200 Southfield, Michigan 48034 Attn: Gary A. Shiffman
With a copy to:	Jaffe,Raitt, Heur & Weiss P.C 27777 Franklin Road, Suite 2500 Southfield, Michigan 48034 Attn: Richard A. Zussman

Either party hereto may change the name and address of the designee to which notice shall be sent by giving written notice of such change to the other party hereto as hereinbefore provided.

25.BINDING.

25.1    The terms hereof shall be binding upon and shall inure to the benefit of the parties hereto, their successors, transferees and assigns.

26.PARAGRAPH HEADINGS.

26.1    The captions in this Agreement are inserted for convenience of reference and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

27.SURVIVAL AND BENEFIT.

27.1    Except as otherwise expressly provided herein, each agreement, representation or warranty made in this Agreement by or on behalf of either party, or in any instruments delivered pursuant hereto or in connection herewith, shall survive the Closing Date and the consummation of the transactions provided for herein.

27.2    The covenants, agreements and undertakings of each of the parties hereto are made solely for the benefit of, and may be relied on only by, the other party hereto, their transferees and assigns, and are not made for the benefit of, nor may they be relied upon, by any other person whatsoever.

27.3    This Agreement shall not be construed more strictly against one party then against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both Purchaser and Seller have contributed substantially and materially to the preparation of this Agreement.

28.COUNTERPARTS.

28.1    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed one in the same instrument.

29.TIME OF ESSENCE.

29.1    Seller and Purchaser agree and acknowledge that TIME IS OF THE ESSENCE OF THIS AGREEMENT and the parties shall have the right to treat all time deadlines contained in this Agreement as material and to terminate this Agreement or exercise such other remedies as may be provided in this Agreement in the event such time deadlines are not met.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

[Signature Page Attached]

SELLER:

NORTHVILLE CROSSING VENTURE, L.L.C.,a Michigan limited liability company

By: KM EIGHT MILE OPERATING LIMITED PARTNERSHIP, a Michigan limited partnership, its sole Member

By: KM-GP Limited Partnership, a Michigan limited partnership
Its: General Partner

By: KM Eight Mile Group Inc., a Michigan corporation
Its: General Partner

By: /s/ Sidney I. Moss
Sidney I. Moss, President

By: /s/ Steven D. Karbal
Steven D. Karbal, Vice President

PURCHASER: Sun Northville Crossing LLC, a Michigan limited liability company By:/s/ Karen J. Dearing Karen J. Dearing, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

LIST OF EXHIBITS

Exhibit	Description

A	Legal Description of Land
B	Schedule of Personal Property
C	Allocation of Purchase Price
D E	Rent Roll Asset Purchase Agreement
9.1(e)	Project Contracts
9.1(n)	List of Employees
9.1(o)	List of Facilities
9.1(p)	Licenses, Authorizations and Permits
9.1(s)	Seller's Financial Statements